UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 3)

UNIONBANCAL CORPORATION

(Name of Subject Company)

UNIONBANCAL CORPORATION

(Names of Person(s) Filing Statement)

Common Stock, $1.00 Par Value Per Share

(Title of Class of Securities)

908906100

(CUSIP Number of Class of Securities)

Richard D. Farman

Chairman of the Special Committee of the Board of Directors

UnionBanCal Corporation

400 California Street

San Francisco, California 94104-1302

(415) 765-2969

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

William S. Rubenstein, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements certain portions of the Solicitation/Recommendation Statement on Schedule 14D-9 of UnionBanCal Corporation, a Delaware corporation (the “Company” or “UnionBanCal”), originally filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2008, and as amended by Amendment No. 1 and Amendment No. 2 thereto filed with the SEC on September 19, 2008 and September 24, 2008, respectively (as amended, the “Schedule 14D-9”).

The Schedule 14D-9 relates to the cash tender offer by The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan and a wholly owned subsidiary of Mitsubishi UFJ Financial Group, Inc., a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan (“MUFG”), to purchase all of the outstanding shares of Common Stock, other than those shares of Common Stock held by MUFG or one of its subsidiaries (other than the Company and its subsidiaries) in a proprietary (rather than a fiduciary or bailee) capacity, at a price of $73.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 29, 2008, filed as an exhibit to the Schedule TO filed by BTMU with the SEC on August 29, 2008 (the “Schedule TO”), as amended by Amendment No. 1 thereto filed with the SEC on September 19, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings given to such terms in the Schedule 14D-9.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 is hereby amended and supplemented by adding the following text after the last paragraph of the Schedule 14D-9:

Results of the Offer.

At 12:00 midnight, EDT on Friday, September 26, 2008, the Offer expired, as scheduled. On Sunday, September 28, 2008, MUFG, BTMU and the Company each announced the successful completion of the Offer.

As of the close of the Offer, approximately 41,736,256 shares of Common Stock had been validly tendered, and not properly withdrawn, representing approximately 29.8% of the Common Stock. When added to MUFG’s and its affiliates’ existing 64.4% stake, this represents approximately 94.2% of the shares of Common Stock. In addition, a further 3.8% of the shares of Common Stock were guaranteed to be delivered within the next three business days which, if added to the tendered shares and MUFG’s and its affiliates’ existing stake, would represent approximately 98.0% of the shares of Common Stock. All shares validly tendered and not properly withdrawn in the Offer have been accepted for payment by BTMU, and BTMU expects to promptly pay $73.50 per share in cash for all such shares.

In accordance with the Merger Agreement, BTMU and the Company will carry out the Merger, upon which UnionBanCal will become a wholly owned indirect subsidiary of MUFG. In the Merger, each share not previously purchased in the Offer will be converted, subject to appraisal rights, into the right to receive $73.50 per share in cash. Consummation of the Merger is expected to occur as soon as reasonably practicable.

A copy of the joint press release issued by MUFG, BTMU and the Company announcing completion of the Offer is filed as an exhibit hereto and is incorporated by reference herein.

ITEM 9. EXHIBITS.

Item 9 is hereby amended and restated in its entirety as follows:

Anyone may obtain copies of the exhibits to this Schedule 14D-9 for free at the SEC’s website at www.sec.gov or by contacting UnionBanCal Investor Relations, by mail at 400 California Street, San Francisco, California 94104-1302, by phone at (415) 765-2969, or by logging on at www.unionbank.com.

The following exhibits are filed (including by incorporation by reference) with this Schedule 14D-9:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated August 29, 2008 (1)

(a)(1)(B)	Form of Letter of Transmittal (2)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (3)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (4)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (5)

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (6)

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on August 29, 2008 (7)

(a)(5)	Joint Press Release, issued by MUFG, BTMU and the Company, dated August 29, 2008 (8)

(a)(6)	Joint Press Release issued by MUFG, BTMU and the Company, dated September 28, 2008 (9)

(e)(1)	Agreement and Plan of Merger, by and between UnionBanCal Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Merger Sub (as therein defined), dated as of August 18, 2008 (10)

(e)(2)	Confidentiality Agreement between the Company and BTMU, dated July 2, 2008 (11)

Exhibit No.	Description
(e)(3)	Pages 26-68 of the Company’s 2008 Proxy Statement (12)

(e)(4)	UnionBanCal Corporation Management Stock Plan (13)

(e)(5)	Union Bank of California, N.A. Deferred Compensation Plan (14)

(e)(6)	Union Bank of California, N.A. Senior Executive Bonus Plan (15)

(e)(7)	Union Bank of California, N.A. Senior Management Bonus Plan (16)

(e)(8)	Union Bank of California, N.A. Supplemental Executive Retirement Plan for Policy Making Officers (17)

(e)(9)	Bank of California Executive Supplemental Benefits Plan (Restated as of January 1, 1990) (18)

(e)(10)	Executive Supplemental Benefit Plan (effective February 1, 1986) and example Amendment to Benefit Agreement and Waiver (Effective January 1, 1990) (19)

(e)(11)	Union Bank Financial Services Reimbursement Program (20)

(e)(12)	UnionBanCal Corporation Performance Share Plan (21)

(e)(13)	Amended and Restated 1997 UnionBanCal Corporation Performance Share Plan (22)

(e)(14)	Amendment to Amended and Restated 1997 UnionBanCal Corporation Performance Share Plan (23)

(e)(15)	Forms of Performance Share Agreement under the 1997 UnionBanCal Corporation Performance Share Plan (24)

(e)(16)	2008 Form of Performance Share Agreement under the 1997 UnionBanCal Corporation Performance Share Plan (25)

(e)(17)	Form of Terms and Conditions of Performance Share Plan Stock Unit Deferral Elections (26)

(e)(18)	2008 Form of Terms and Conditions of Performance Share Plan Stock Unit Deferral Elections (27)

(e)(19)	Service Agreement Between Union Bank of California, N.A. and The Bank of Tokyo-Mitsubishi, Ltd. dated October 1, 1997 (28)

(e)(20)	Year 2000 UnionBanCal Corporation Management Stock Plan (29)

(e)(21)	Form of 2006 Nonqualified Stock Option Agreement under the Year 2000 UnionBanCal Corporation Management Stock Plan (30)

(e)(22)	Form of 2005 Nonqualified Stock Option Agreement under the Year 2000 UnionBanCal Corporation Management Stock Plan (31)

Exhibit No.	Description
(e)(23)	Form of 2004 Nonqualified Stock Option Agreement under the Year 2000 UnionBanCal Corporation Management Stock Plan (32)

(e)(24)	Form of 2006 Restricted Stock Agreement under the Year 2000 UnionBanCal Corporation Management Stock Plan (33)

(e)(25)	Form of Restricted Stock Agreement under the Year 2000 UnionBanCal Corporation Management Stock Plan (34)

(e)(26)	Forms of 2006 Restricted Stock Unit Agreement for Non-Employee Directors under the Year 2000 UnionBanCal Corporation Management Stock Plan (35)

(e)(27)	Forms of 2007 Restricted Stock Unit Agreements for Non-Employee Directors under the Year 2000 UnionBanCal Corporation Management Stock Plan (36)

(e)(28)	Amendment to 2007 Restricted Stock Unit Agreements for Non-Employee Directors under the Year 2000 UnionBanCal Corporation Management Stock Plan (37)

(e)(29)	Forms of Restricted Stock Unit Agreement for Non-Employee Directors under the Year 2000 UnionBanCal Corporation Management Stock Plan (38)

(e)(30)	Form of 2004 Nonqualified Stock Option Agreement for Non-Employee Directors under the Year 2000 UnionBanCal Corporation Management Stock Plan (39)

(e)(31)	Terms and Conditions Applicable to Non-Employee Director Stock Unit Awards under the Year 2000 UnionBanCal Corporation Management Stock Plan (40)

(e)(32)	Forms of Restricted Stock Agreement for Non-Employee Directors under the Year 2000 UnionBanCal Corporation Management Stock Plan (41)

(e)(33)	Form of Change-of-Control Agreement, dated as of May 1, 2003, between UnionBanCal Corporation and each of the policy-making officers of UnionBanCal Corporation (42)

(e)(34)	Form of Amendment, effective as of January 1, 2005, to Change-of-Control Agreement, between UnionBanCal Corporation and each of the policy-making officers of UnionBanCal Corporation (43)

(e)(35)	Union Bank of California, N.A. Separation Pay Plan (44)

(e)(36)	Philip B. Flynn Employment Agreement (effective April 1, 2004) (45)

(e)(37)	Philip B. Flynn Amendment of Employment Agreement (effective May 1, 2005) (46)

(e)(38)	Philip B. Flynn Amendment to Executive Agreement (effective January 1, 2005) (47)

Exhibit No.	Description
(e)(39)	David I. Matson Employment Agreement (effective January 1, 1998) (48)

(e)(40)	David I. Matson Amendment of Employment Agreement (effective May 1, 2005) (49)

(e)(41)	David I. Matson Amendment to Executive Agreement (effective January 1, 2005) (50)

(e)(42)	Executive Agreement between Union Bank of California, N.A. and Timothy H. Wennes, dated as of July 28, 2008 (51)

(e)(43)	Written Descriptions of Compensation Arrangements for UnionBanCal Non-Employee Directors (52)

(e)(44)	Written Description of Compensation Arrangements for Union Bank of California, N.A. Non-Employee Directors (53)

(e)(45)	Written Description of Compensation Arrangement Providing for Annual Discretionary Cash Payment to Expatriate Executive Officers (54)

(e)(46)	Written Description of Compensation Arrangement Providing for Annual Discretionary Cash Payment to Expatriate Executive Officers (55)

(e)(47)	Repurchase Agreement between UnionBanCal Corporation and The Bank of Tokyo Mitsubishi, Ltd., dated as of February 23, 2005 (56)

(e)(48)	Form of UnionBanCal Corporation Bridge Plan dated September 18, 2008 (57)

(e)(49)	Form of UnionBanCal Corporation Bridge Plan Award Agreement (58)

(e)(50)	UnionBanCal Corporation Bridge Plan Award Agreement with David I. Matson (59)

(e)(51)	Union Bank of California, N.A. Supplemental Executive Retirement Plan as amended and restated effective September 18, 2008 (60)

(e)(52)	Union Bank of California, N.A. Supplemental Executive Retirement Plan for Policy Making Officers as amended and restated effective September 18, 2008 (61)

(g)	None

Annex A: Opinion of Credit Suisse Securities (USA) LLC, dated August 17, 2008

Annex B: Section 262 of the Delaware General Corporation Law

Annex I: Information Relating to Directors and Executive Officers of the Company

Annex II: Security Ownership of Certain Beneficial Owners

(1)	Incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed on August 29, 2008.

(2)	Incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed on August 29, 2008.
(3)	Incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed on August 29, 2008.
(4)	Incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed on August 29, 2008.
(5)	Incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed on August 29, 2008.
(6)	Incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed on August 29, 2008.
(7)	Incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed on August 29, 2008.
(8)	Incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO filed on August 29, 2008.
(9)	Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed by the Company on September 29, 2008 (SEC File No. 001-15081).
(10)	Incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed by the Company on August 19, 2008 (SEC File No. 001-15081).
(11)	Incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed on August 29, 2008.
(12)	Incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 18, 2008 (SEC File No. 001-15081).
(13)	Incorporated by reference to the exhibit of the same number to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997 (SEC File No. 000-28118).
(14)	Incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (SEC File No. 001-15081).
(15)	Incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement on Schedule 14A filed on March 23, 2006 (SEC File No. 001-15081).
(16)	Incorporated by reference to Exhibit C to the Company’s Definitive Proxy Statement on Schedule 14A filed on March 27, 2001 (SEC File No. 001-15081).
(17)	Incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (SEC File No. 001-15081).
(18)	Incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1996 (SEC File No. 000-28118).
(19)	Incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K dated April 1, 1996 (SEC File No. 000-28118).
(20)	Incorporated by reference to Exhibit 10.14 to the Company’s Current Report on Form 8-K dated April 1, 1996 (SEC File No. 000-28118).
(21)	Incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement on Schedule 14A filed on March 26, 2004 (SEC File No. 001-15081).
(22)	Incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed on March 23, 2006 (SEC File No. 001-15081).
(23)	Incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (SEC File No. 001-15081).
(24)	Incorporated by reference to (i) Exhibit 10.2 to the Company’s Current Report on Form 8-K dated March 22, 2005 and (ii) Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 24, 2006 (SEC File No. 001-15081).

(25)	Incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (SEC File No. 001-15081).
(26)	Incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (SEC File No. 000-15081).
(27)	Incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (SEC File No. 001-15081).
(28)	Incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997 (SEC File No. 000-28118).
(29)	Incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 18, 2008 (SEC File No. 001-15081).
(30)	Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (SEC File No. 001-15081).
(31)	Incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated March 22, 2005 (SEC File No. 001-15081).
(32)	Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated March 22, 2005 (SEC File No. 001-15081).
(33)	Incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (SEC File No. 001-15081).
(34)	Incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (SEC File No. 001-15081).
(35)	Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated July 1, 2006 (SEC File No. 001-15081).
(36)	Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (SEC File No. 001-15081).
(37)	Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 (SEC File No. 001-15081).
(38)	Incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 (SEC File No. 001-15081).
(39)	Incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K dated March 22, 2005 (SEC File No. 001-15081).
(40)	Incorporated by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (SEC File No. 001-15081).
(41)	Incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (SEC File No. 001-15081).
(42)	Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (SEC File No. 001-15081).
(43)	Incorporated by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (SEC File No. 001-15081).
(44)	Incorporated by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (SEC File No. 001-15081).
(45)	Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (SEC File No. 001-15081).
(46)	Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (SEC File No. 001-15081).

(47)	Incorporated by reference to Exhibit 10.35 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (SEC File No. 001-15081).
(48)	Incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 (SEC File No. 001-15081).
(49)	Incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (SEC File No. 001-15081).
(50)	Incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (SEC File No. 001-15081).
(51)	Incorporated by reference to Exhibit (e)(42) to the Schedule 14D-9 filed on August 29, 2008.
(52)	Incorporated by reference to (i) Exhibit 10.1 to the Company’s Current Report on Form 8-K dated July 27, 2005 (SEC File No. 001-15081) and (ii) Item 1 of the Company’s Current Report on Form 8-K dated October 26, 2005 (SEC File No. 001-15081).
(53)	Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated December 7, 2005 (SEC File No. 001-15081).
(54)	A written description of the compensation arrangement is incorporated by reference to the disclosure made under Item 5.02 of the Company’s Current Report on Form 8-K dated February 26, 2008 (SEC File No. 001-15081).
(55)	A written description of the compensation arrangement is incorporated by reference to the disclosure made under Item 5.02 of the Company’s Current Report on Form 8-K dated July 9, 2008 (SEC File No. 001-15081).
(56)	Incorporated by reference to Exhibit 10.41 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (SEC File No. 001-15081).
(57)	Incorporated by reference to Exhibit 10.1 to the Company’s Current Report of Form 8-K dated September 19, 2008.
(58)	Incorporated by reference to Exhibit 10.2 to the Company’s Current Report of Form 8-K dated September 19, 2008.
(59)	Incorporated by reference to Exhibit 10.3 to the Company’s Current Report of Form 8-K dated September 19, 2008.
(60)	Incorporated by reference to Exhibit 10.4 to the Company’s Current Report of Form 8-K dated September 19, 2008.
(61)	Incorporated by reference to Exhibit 10.5 to the Company’s Current Report of Form 8-K dated September 19, 2008.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

UNIONBANCAL CORPORATION

By:	/s/ Richard D. Farman
Name:	Richard D. Farman
Title:	Chairman of the Special Committee of the Board of Directors

Dated: September 29, 2008